SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)
/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the fiscal year ended December 31, 1997.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from ___________ to ____________

Commission file number 0-24100

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      HOME FEDERAL SAVINGS BANK EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               HMN FINANCIAL, INC.
                               101 NORTH BROADWAY
                          SPRING VALLEY, MN  55975-0231

                              REQUIRED INFORMATION

     The financial statements filed as a part of the annual report of the plan include:

     1. Audited statements of net assets available for benefits as filed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA");

     2. Audited statements of changes in net assets available for benefits as filed under ERISA.

                          HOME FEDERAL SAVINGS BANK
                   EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

                            Financial Statements

                      December 31, 1997, 1996, and 1995

[logo]
KPMG Peat Marwick LLP
4200 Norwest Center
90 South Seventh Street
Minneapolis, MN  55402




                        INDEPENDENT AUDITORS' REPORT

The Plan Administrator
Home Federal Savings Bank
  Employees' Savings & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Home Federal Savings Bank Employees' Savings & Profit
Sharing Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    KPMG Peat Marwick LLP

Minneapolis, Minnesota
June 19, 1998

                            HOME FEDERAL SAVINGS BANK
                    EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                 Statement of Net Assets Available for Benefits
                                December 31, 1997



                               Participant Directed Funds
-----------------------------------------------------------------------------
                  S&P MidCap  S&P 500                                HMN
                     Stock     Stock   Stable   Money    Bond    Financial,
                     Index     Index    Value  Market   Market      Inc.
                     Fund      Fund     Fund    Fund     Fund       Stock
-----------------------------------------------------------------------------
Investments:
  Total investments at
   fair market value
  (total cost of
   $1,075,385)    $ 287,831 335,885   76,535   25,954    41,998   827,112

Contributions
 receivable:
  Employer                0       0        0        0         0         0
  Employee                0       0        0        0         0         0
-----------------------------------------------------------------------------
   Net assets
    available for
    benefits      $ 287,831 335,885   76,535   25,954    41,998   827,112
-----------------------------------------------------------------------------









-----------------------------------------------------------------------------

                       International   Growth &
                           Stock        Income     Growth
                           Fund          Fund       Fund
-----------------------------------------------------------------------------
Investments:
 Total investments at
  fair market value
  (total cost of
  $1,090,269)            20,762          2,572     2,577

Contributions
 receivable:
  Employer                    0              0         0
  Employee                    0              0         0
-----------------------------------------------------------------------------
    Net assets
     available for
     benefits            20,762          2,572     2,577
-----------------------------------------------------------------------------





-----------------------------------------------------------------------------

                         Participant
                            Loans    Unallocated       Total
-----------------------------------------------------------------------------
Investments:
 Total investments at
  fair market value
  (total cost of
  $1,090,269)              11,689           0       1,632,915

Contributions
 receivable:
  Employer                      0       4,416           4,416
  Employee                      0      18,931          18,931
-----------------------------------------------------------------------------
    Net assets
     available for
     benefits              11,689      23,347       1,656,262
-----------------------------------------------------------------------------


See accompanying notes to financial statements.

                            HOME FEDERAL SAVINGS BANK
                    EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                 Statement of Net Assets Available for Benefits
                                December 31, 1996



                          Participant Directed Funds
----------------------------------------------------------------------------
                         S&P MidCap      S&P 500
                            Stock         Stock      Stable     Money
                            Index         Index       Value    Market
                            Fund          Fund        Fund      Fund
----------------------------------------------------------------------------
Investments:
 Total investments at
  fair market value
  (total cost of
  $810,844)                $156,747      214,731     77,542      27,069
Contributions receivable:
 Employer                         0            0          0           0
 Employee                         0            0          0           0
----------------------------------------------------------------------------
  Net assets
   available for
   benefits                $156,747      214,731     77,542      27,069
----------------------------------------------------------------------------





                          Participant Directed Funds
------------------------------------------------------------------------------
                                       HMN
                            Bond    Financial,
                           Market     Inc.    Participant
                            Fund      Stock      Loans  Unallocated   Total
------------------------------------------------------------------------------
Investments:
 Total investments at
  fair market value
  (total cost of
  $810,844)              $ 45,003    371,719     4,931         0    897,742
Contributions receivable:
 Employer                       0          0         0    35,288     35,288
 Employee                       0          0         0    13,062     13,062
-------------------------------------------------------------------------------
  Net assets
   available for
   benefits              $ 45,003    371,719     4,931    48,350    946,092
-------------------------------------------------------------------------------


See accompanying notes to financial statements.

                            HOME FEDERAL SAVINGS BANK
                    EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 1997

                           Participant Directed Funds
            -----------------------------------------------------------------
                                                                     HMN
               S&P MidCap    S&P 500  Stable    Money    Bond     Financial
               Stock Index Stock Index Value   Market   Market      Inc.
                  Fund        Fund     Fund     Fund     Fund       Stock
----------------------------------------------------------------------------
Contributions:
  Employer     $  12,392    12,903    2,825    4,945     1,762     8,101
  Employee        53,036    54,201   11,354   18,973     7,191    37,531
  Rollover         2,081     2,081      283      362        63     1,137

-----------------------------------------------------------------------------
   Total
    contributions 67,509    69,185   14,462   24,280     9,016    46,769
-----------------------------------------------------------------------------
Withdrawals      (12,973)   (6,531)     (21)     (13)      (88)   (2,431)
-----------------------------------------------------------------------------

Investment income:
  Unrealized appreciation
   (depreciation) on fair
   market value of
   investments    50,208    64,883   18,653   10,611    10,904   316,272
  Interest             0         0        0    1,595     1,848     1,696
  Dividends        5,097     3,098        0        0         0         0
  Realized gains
   (losses)        8,050    13,982  (13,127) (10,602)   (6,383)    4,514
  Less asset
   management
   fees           (1,097)   (1,507)    (425)     (95)     (275)   (1,157)
-----------------------------------------------------------------------------

     Net investment
      income      62,258    80,456    5,101    1,509     6,094   321,325
-----------------------------------------------------------------------------
Transfers
 among funds      14,290   (21,956) (20,549) (26,891)  (18,027)   89,730
-----------------------------------------------------------------------------
Increase (decrease)
  in net assets
  available for
  plan benefits  131,084   121,154   (1,007)  (1,115)   (3,005)  455,393

Beginning
  of year        156,747   214,731   77,542   27,069    45,003   371,719
-----------------------------------------------------------------------------
End of year    $ 287,831   335,885   76,535   25,954    41,998   827,112
-----------------------------------------------------------------------------






-----------------------------------------------------------------------------

                      International   Growth &
                          Stock        Income     Growth
                          Fund          Fund       Fund
-----------------------------------------------------------------------------
Contributions:
 Employer                  292            39         41
 Employee                1,189           157        164
 Rollover                    0             0          0
-----------------------------------------------------------------------------
    Total
     contributions       1,481           196        205
-----------------------------------------------------------------------------
Withdrawals                  0             0          0
-----------------------------------------------------------------------------
Investment income:
 Unrealized appreciation
  (depreciation) on fair
  market value of
  investments           (1,058)           81         78
 Interest                    0             0          0
 Dividends                   0             0          0
 Realized gains
 (losses)                    0             0          0
 Less asset
 management fees           (46)          (10)       (11)
-----------------------------------------------------------------------------

   Net investment
    income              (1,104)           71         67
-----------------------------------------------------------------------------
Transfers
 among funds            20,385         2,305      2,305
-----------------------------------------------------------------------------


Increase (decrease) in net
 assets available for
 plan benefits          20,762         2,572      2,577

Beginning of year            0             0          0
-----------------------------------------------------------------------------

End of year             20,762         2,572      2,577
-----------------------------------------------------------------------------





-----------------------------------------------------------------------------


                        Participant
                           Loans      Unallocated       Total
-----------------------------------------------------------------------------
Contributions:
 Employer                      0         4,416         47,716
 Employee                      0        18,931        202,727
 Rollover                      0             0          6,007
-----------------------------------------------------------------------------
    Total
     contributions             0        23,347        256,450
-----------------------------------------------------------------------------
Withdrawals                    0             0        (22,057)
-----------------------------------------------------------------------------
Investment income:
 Unrealized appreciation
  (depreciation) on fair
  market value of
  investments                  0             0        470,632
 Interest                      0             0          5,139
 Dividends                     0             0          8,195
 Realized gains
 (losses)                      0             0         (3,566)
 Less asset
 management fees               0             0         (4,623)
-----------------------------------------------------------------------------

   Net investment
    income                     0             0        475,777
-----------------------------------------------------------------------------
Transfers among funds      6,758       (48,350)             0
-----------------------------------------------------------------------------


Increase (decrease) in net
 assets available for
 plan benefits             6,758       (25,003)       710,170

Beginning of year          4,931        48,350        946,092
-----------------------------------------------------------------------------

End of year               11,689        23,347      1,656,262
-----------------------------------------------------------------------------

See accompanying notes to financial statements.

                            HOME FEDERAL SAVINGS BANK
                    EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 1996


                         Participant Directed Funds
              ------------------------------------------------------------
             Nationwide          Federated   Fidelity    Fidelity S&P MidCap
               Pooled  Fidelity   Capital     Equity    Retirement   Stock
                 GIC     Asset Preservation  Income II    Growth     Index
                Fund    Manager    Fund        Fund        Fund      Fund
-----------------------------------------------------------------------------
Contributions:
 Employer     $       0          0         0         0          0         0
 Employee             0     13,547     5,862    16,362     11,353    16,535
 Rollover             0          0         0         0          0     2,412
-----------------------------------------------------------------------------
   Total
    contributions     0     13,547     5,862    16,362     11,353    18,947
-----------------------------------------------------------------------------
Withdrawals        (105)   (19,237)     (294)   (3,470)    (4,143)   (2,474)
-----------------------------------------------------------------------------
Investment income:
 Unrealized appreciation
  on fair market value
  of investments      0          0         0         0          0    14,264
 Interest             0         19        16        14         14        49
 Dividends            0      1,782       702     1,308          0         0
 Realized gains
  (losses)         (829)     2,020       930     6,396        416       368
 Less asset
  management fees     0          0         0         0          0      (181)
-----------------------------------------------------------------------------
   Net investment
    income         (829)     3,821     1,648     7,718        430    14,500
-----------------------------------------------------------------------------
Transfers among
 funds         (111,661)  (120,364)  (29,735) (127,087)   (60,738)  125,774
-----------------------------------------------------------------------------
Increase (decrease)
 in net assets
 available for
 plan benefits (112,595)  (122,233)  (22,519) (106,477)   (53,098)  156,747

Beginning of
 year           112,595    122,233    22,519   106,477     53,098         0
-----------------------------------------------------------------------------
End of year   $       0          0         0         0          0   156,747
-----------------------------------------------------------------------------







-----------------------------------------------------------------------------
                         S&P 500
                          Stock   Stable     Money     Bond
                          Index    Value    Market    Market
                          Fund     Fund      Fund      Fund
-----------------------------------------------------------------------------
Contributions:
 Employer                     0         0        0         0
 Employee                19,214     5,366    7,051     4,300
 Rollover                 3,673         0        0       308
-----------------------------------------------------------------------------
    Total
     contributions       22,887     5,366    7,051     4,608
-----------------------------------------------------------------------------
Withdrawals              (1,078)   (1,146)       0         0
-----------------------------------------------------------------------------
Investment income:
 Unrealized appreciation
 on fair market value
 of investments          17,899     1,840        0       759
Interest                  1,136        75      494       662
Dividends                 2,147         0        0       436
Realized gains
 (losses)                   202        18       57      (154)
Less asset
 management fees           (314)     (198)     (25)      (60)
-----------------------------------------------------------------------------

    Net investment
     income              21,070     1,735      526     1,643
-----------------------------------------------------------------------------
Transfers among
 funds                  171,852    71,587   19,492    24,583
-----------------------------------------------------------------------------
Increase (decrease)
 in net assets
 available for
 plan benefits          214,731    77,542   27,069    30,834

Beginning of year             0         0        0    14,169
-----------------------------------------------------------------------------
End of year             214,731    77,542   27,069    45,003
-----------------------------------------------------------------------------




-----------------------------------------------------------------------------
                          HMN
                      Financial,
                         Inc.     Participant
                        Stock       Loans  Unallocated    Total
-----------------------------------------------------------------------------
Contributions:
 Employer                     0        0     35,288      35,288
 Employee                15,477        0     34,190     149,257
 Rollover                 2,124        0          0       8,517
-----------------------------------------------------------------------------
     Total
      contributions      17,601        0     69,478     193,062
-----------------------------------------------------------------------------
Withdrawals              (4,091)       0        (30)    (36,068)
-----------------------------------------------------------------------------
Investment income:
Unrealized appreciation
 on fair market value
 of investments          48,503        0          0      83,265
Interest                      7        0          0       2,486
Dividends                     0        0         26       6,401
Realized gains
 (losses)                (6,219)       0         11       3,216
Less asset
 management fees              0        0          0        (778)
-----------------------------------------------------------------------------

    Net investment
     income              42,291        0         37      94,590
-----------------------------------------------------------------------------
Transfers among
 funds                   92,653    3,412    (59,768)           0
-----------------------------------------------------------------------------
Increase (decrease)
 in net assets
 available for
 plan benefits          148,454    3,412      9,717     251,584

Beginning of year       223,265    1,519     38,633     694,508
-----------------------------------------------------------------------------
End of year             371,719    4,931     48,350     946,092
-----------------------------------------------------------------------------

See accompanying notes to financial statements.

                            HOME FEDERAL SAVINGS BANK
                    EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 1995

                                  Participant Directed Funds
              ---------------------------------------------------------------
                                                          20th
               Nationwide   20th                Nation-  Century  Federated
                 Pooled    Century   Fidelity    wide    Growth    Capital
                   GIC   U.S. Gov't.   Asset     Stock    Stock  Preservation
                  Fund    Bond Fund   Manager    Fund     Fund      Fund
-----------------------------------------------------------------------------
Contributions:
 Employer     $       0         0          0       0         0          0
 Employee             0         0     17,769       0         0     17,997
----------------------------------------------------------------------------
   Total
    contributions     0         0     17,769       0         0     17,997
----------------------------------------------------------------------------
Withdrawals     (12,526)        0     (5,321)      0         0     (2,155)
----------------------------------------------------------------------------
Investment income:
 Unrealized appreciation
  on fair market value
  of investments      0         0     13,818       0         0          1
 Interest         6,626         0          0       0         0        301
 Dividends            0         0      3,399       0         0        512
 Realized gains       0       216        428   1,056       246          0
 Less asset
  management fees  (187)     (354)    (4,112) (2,725)     (983)      (106)
----------------------------------------------------------------------------
   Net investment
     income       6,439      (138)    13,533  (1,669)     (737)       708
----------------------------------------------------------------------------
Transfers among
 funds          (10,389)  (20,135)   (63,131)(79,418)  (22,760)     5,969
----------------------------------------------------------------------------
Increase (decrease)
 in net assets
 available for
 plan benefits  (16,476)  (20,273)   (37,150)(81,087)  (23,497)    22,519

Beginning of
 year           129,071    20,273    159,383  81,087    23,497          0
----------------------------------------------------------------------------
End of year   $ 112,595         0    122,233       0        0      22,519
----------------------------------------------------------------------------







----------------------------------------------------------------------------
                    Federated    Fidelity     Fidelity        HMN
                   Short Term     Equity     Retirement   Financial,
                     Income      Income II     Growth        Inc.
                      Fund         Fund         Fund         Stock
----------------------------------------------------------------------------
Contributions:
 Employer                  0           0            0          0
 Employee              2,115      24,149       13,946          0
----------------------------------------------------------------------------
    Total
     contributions     2,115      24,149       13,946          0
----------------------------------------------------------------------------
Withdrawals              (60)       (627)      (1,271)       (77)
----------------------------------------------------------------------------
Investment income:
 Unrealized appreciation
  on fair market value
  of investments         413      13,127        3,195     46,040
 Interest                  0           0            0          0
 Dividends               600       4,146        4,565          0
 Realized gains           19         747          473        243
 Less asset
  management fees        (80)       (532)        (258)         0
----------------------------------------------------------------------------
   Net investment
     income              952      17,488        7,975     46,283
----------------------------------------------------------------------------
Transfers among
 funds                11,162      65,467       32,448    177,059
----------------------------------------------------------------------------
Increase (decrease)
 in net assets
 available for
 plan benefits        14,169     106,477       53,098    223,265

Beginning of year          0           0            0          0
----------------------------------------------------------------------------
End of year           14,169     106,477       53,098    223,265
----------------------------------------------------------------------------




----------------------------------------------------------------------------


                                       Participant
                          Loans        Unallocated        Total
----------------------------------------------------------------------------
Contributions:
 Employer                     0           40,453          40,453
 Employee                     0           48,287          124,263
----------------------------------------------------------------------------
    Total
     contributions            0           88,740          164,716
----------------------------------------------------------------------------
Withdrawal                    0               (1)         (22,038)
----------------------------------------------------------------------------
Investment income:
 Unrealized appreciation
  on fair market value
  of investments              0                0           76,594
 Interest                     0              502            7,429
 Dividends                    0                0           13,222
 Realized gains               0            3,428
 Less asset
  management fees             0           (3,600)         (12,937)
----------------------------------------------------------------------------
    Net investment
     income                   0           (3,098)          87,736
----------------------------------------------------------------------------
Transfers among
 funds                    1,519          (97,791)               0
----------------------------------------------------------------------------
Increase (decrease)
 in net assets
 available for
 plan benefits            1,519          (12,150)         230,414

Beginning of year             0           50,783          464,094
----------------------------------------------------------------------------
End of year               1,519           38,633          694,508
----------------------------------------------------------------------------


See accompanying notes to financial statements.

                            HOME FEDERAL SAVINGS BANK
                    EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 1997, 1996, and 1995

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION
     The accompanying financial statements have been prepared on the accrual basis of accounting.

     CUSTODIAN OF INVESTMENTS
     Bank of New York is the trustee and custodian of all Plan assets.

     PLAN ADMINISTRATION
     Home Federal Savings Bank (the Company) is the administrator of the Plan and Pentegra Services, Inc. performs the participant accounting.

     VALUATION OF INVESTMENTS
     Investments are stated at their fair market value.
     Investments in mutual funds or commingled trusts are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Investments in common stock are valued at the quoted market price. Participant notes are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of a first-in, first-out flow assumption.

     COSTS AND EXPENSES
     Asset management fees ranging between 38 and 85 basis points are assessed annually on average Net Asset Values and are deducted from the individual funds. Administrative expenses totaling $5,100 and $7,511 were paid by the Company in 1997 and 1996 respectively.

(2)  DESCRIPTION OF THE PLAN

     The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.

     GENERAL
     The Plan is a defined contribution plan, qualified under section 401(a) of the Internal Revenue Code. The Plan includes 401(k) provisions which allow participants to direct the Company to contribute a portion of their compensation to the Plan on a pretax basis through payroll deductions.
     The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

     Company employees who have attained the age of 21 are eligible to participate in the Plan if during the one month period following the date of employment (or any anniversary thereof) the employee completes 83 1/3 or more hours of service.

     FUNDING POLICY
     Since August 1, 1996, participants have had the ability to contribute up to 12% of their monthly compensation on a pretax basis to the Plan. The maximum monthly contribution prior to this date was 8% of their compensation. Participant contributions are subject to the Internal Revenue Service maximum annual limits of

     $9,500 during 1997 and 1996, and $9,240 during 1995. The Company matches 25% of each participant's contribution not in excess of 8% of the participant's salary.

     The Company may, in its sole discretion, contribute to the Plan an amount to be determined from year to year (the Non-Elective Contribution). Such contributions would be allocated to the accounts of participants in the ratio that each participant's compensation for the plan year bears to the total compensation of all participants for the plan year. There were no such contributions during 1997, 1996, or 1995.

     PARTICIPANT ACCOUNTS
     Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined.

     VESTING
     Participants are immediately vested in their contributions and the actual earnings thereon. Participants must be employed on December 31 of the plan year to be entitled to the Company's match for the year. Employees hired prior to January 1, 1997 are immediately vested in the employer contributions at December 31 of the plan year. Employees hired January 1, 1997 and thereafter are subject to 5 year cliff vesting for the employer matching contribution. Forfeited amounts for 1997 totaled $593. Employer match amounts not vested at December 31, 1997 totaled $3,111.

     PARTICIPANT LOANS
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years, except loans used to purchase a primary residence may have a term up to 15 years. All loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest payments must be made monthly.

     DISTRIBUTIONS
     Upon termination of employment for any reason the participant's account balance becomes fully payable.

     PARTICIPATING EMPLOYERS
     The Company is a member of a controlled group of corporations as defined in Section 414(b) of the Internal Revenue Code. No members of the group other than the Company participated in the Plan prior to 1996. The contributions to the Plan for each employer participating in the Plan during 1997 were as follows:

                                    Employer       Employee      Rollover
                                    --------       --------      --------
      Home Federal Savings Bank   $  45,772        194,954        6,007
      Osterud Insurance Agency, Inc.  1,944          7,773            0
                                     ------        -------        -----
                                     47,716        202,727        6,007
                                     ======        =======        =====

(3)  PLAN TERMINATION

     The Company, by action of its board of directors, may terminate the Plan. All participants at the time of such termination shall be 100% vested in their accounts and shall be entitled to a benefit equal to the value of their accounts as determined as of the valuation date following termination.

(4)  DESCRIPTION OF INVESTMENT OPTIONS

     Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of the investment options the Plan offers in increments of 1%.

     S&P MIDCAP STOCK INDEX FUND - The fund invests in the stocks that make up the Standard & Poor's MidCap 400 Index. The fund is designed to approximate the total return of the S&P MidCap 400 Index, including reinvestment of dividends. This fund was available in 1997 and 1996

     S&P 500 STOCK INDEX FUND - The fund invests in the stocks that make up the Standard & Poor's 500 Index. The fund is designed to approximate the total return of the S&P 500 Index, including reinvestment of dividends. This fund was available in 1997 and 1996.

     STABLE VALUE FUND - The fund invests in a diversified portfolio of fixed income securities with high quality ratings by major rating services such as Moody's Investors Service and Standard & Poor's. This fund was available in 1997 and 1996.

     MONEY MARKET FUND - The fund invests primarily in AAA short-term securities issued by corporations. The average range of weighted portfolio maturities varies from one to ninety days with most securities held to maturity. This fund was available in 1997 and 1996.

     BOND MARKET FUND - The fund invests in a portfolio of high quality bonds including U.S. Treasury, agency, corporate, mortgage and asset backed securities. This fund was available in 1997 and 1996.

     HMN FINANCIAL, INC. STOCK - The fund invests in the common stock of HMN Financial, Inc., the Holding Company of Home Federal Savings Bank. Three to six percent of the fund is maintained in a Short Term Investment Fund for liquidity purposes. This fund was available in 1997, 1996, and 1995.

     INTERNATIONAL STOCK FUND - The fund invests in foreign stocks in countries based in Europe, Australia and the Far East. The fund is designed to approximate the performance of the Morgan Stanley Capital International (MSCI) EAFE (Europe, Australia, Far East) Index. This fund became available in June 1997.

     ASSET ALLOCATION FUNDS -
     Income Plus Fund - The fund invests in a broad range of stable value securities to reduce short term risk, and in a broad range of large U.S. and international companies to capture growth potential. This fund became available in June 1997.

     Growth & Income Fund - The fund invests in U.S. and international stock, U.S. bonds, and stable value investments to pursue long term appreciation and short term stability. This fund became available in June 1997.

     Growth Fund - The fund invests in a broad range of domestic and international stock. This fund became available in June 1997.


     NATIONWIDE POOLED GIC FUND - The fund invests in a guaranteed investment contract with an insurance company. This investment option was available in 1996 and 1995.

     FEDERATED CAPITAL PRESERVATION FUND - The fund invests in guaranteed investment contracts and other stable value products to preserve principal while earning a competitive rate-of-return. This investment option was available in 1996 and 1995.

     FEDERATED SHORT TERM INCOME FUND - The fund invests in a blend of mortgage-backed securities, treasuries, and agency securities to provide income. The activity in this fund has been aggregated with the Bond Market Fund in the Statement of Changes in Net Assets Available for Benefits. This investment option was available in 1996 and 1995.

     FIDELITY ASSET MANAGER - The fund invests in stocks, bonds, and short term instruments to achieve maximum total return. This investment option was available in 1996 and 1995.


     FIDELITY EQUITY INCOME II FUND - The fund invests primarily in equity security with above-average yields to provide current income. This investment option was available in 1996 and 1995.

     FIDELITY RETIREMENT GROWTH - The fund invests primarily in equity securities of companies with earnings that are expected to grow at an above-average rate. This investment option was available in 1996 and 1995.

     20TH CENTURY U.S. GOVERNMENT BOND FUND - The fund invests primarily in securities of the U.S. Government and it's agencies with a weighted maturity of four years or less. This invesment option was available in 1995.

     NATIONWIDE STOCK FUND - The fund invests primarily in the common stock of larger companies to achieve capital growth. This investment option was available in 1995.

     20TH CENTURY GROWTH STOCK FUND - The fund invests primarily in common stocks to achieve capital growth. This investment option was available in 1995.


(5)  NUMBER OF PARTICIPANTS

     The number of participants in each investment option as of December 31, 1997 and 1996 were as follows:

                                         1997    1996
                                         -----   -----
          HMN Financial, Inc. Stock        78      55
          Participant Loans                 7       3
          S&P MidCap Stock Index Fund      92      70
          S&P 500 Stock Index Fund         95      74
          Stable Value Fund                33      27
          Money Market Fund                17      10
          Bond Market Fund                 35      29
          International Stock Fund         11       0
          Growth & Income                   1       0
          Growth                            2       0

     The total number of participants in the Plan were 111 and 88 at December 31, 1997 and 1996 respectively.

(6)  INVESTMENTS

     The following investments equal or exceed 5% of net assets available for plan benefits at December 31, 1997 or 1996:

                           December 31, 1997             December 31, 1996
                   ----------------------------   ---------------------------
                             Fair                         Fair
                           market    Unrealized          market  Unrealized
  Description       Cost    value  appreciation   Cost    value appreciation
-----------------------------------------------------------------------------
S&P MidCap Stock
  Index Fund      223,471  287,831   64,360    142,595    156,747    14,152
S&P 500 Stock
  Index Fund      250,167  335,885   85,718    193,896    214,731    20,835
Stable Value Fund      **                       75,898     77,542     1,644
HMN Financial,
  Inc. Stock      462,319  827,112  364,793    323,198    371,719    48,521


** Not applicable in 1997. Fund is less than 5% of net assets.

(7)  INCOME TAX STATUS

    The Internal Revenue Service determined and informed the Company by a letter dated May 11, 1994, that the Plan and related trust, as then designed, were in compliance with the provisions of 401(a) of the Internal Revenue Code
    (IRC) and were thereby exempt from federal income taxes under Section 501(a) of the code. The Plan has been amended in its entirety since receiving the determination letter. However, the Plan administrator and the third party administrator believe that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

    An employee's pretax contributions under the Plan will reduce the participant's taxable income for federal and state income tax purposes. Each participant's portion of earnings from investments made with contributions under the Plan, generally, are not taxable until distributed or withdrawn.


(8)  PARTY-IN-INTEREST TRANSACTIONS

    The Plan engages in investment transactions involving the acquisition or disposition of HMN Financial, Inc. common stock. HMN Financial, Inc. is the holding company of Home Federal Savings Bank and is a party-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the IRC.

(9)  SUBSEQUENT EVENTS

    In December, 1997, the Bank purchased Marshalltown Savings Bank (MSB) of Marshalltown, Iowa. MSB maintained two branches in Marshalltown and one branch in Toledo, Iowa. Thirty-three full time employees at the three branches became eligible to participate in the Plan on February 1, 1998.

                            HOME FEDERAL SAVINGS BANK
                    EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997

                                                Net
                                               Asset                   Fair
                                               Value                  market
Description                         Units    Per Unit       Cost       value
-----------------------------------------------------------------------------
S&P MidCap Stock Index Fund        13,758    20.9217      223,471    287,831
S&P 500 Stock Index Fund           11,990    28.0148      250,167    335,885
Stable Value Fund                   9,874     7.7513       56,237     76,535
Money Market Fund                   4,469     5.8075       14,896     25,954
Bond Market Fund                    5,938     7.0726       29,796     41,998
International Stock Fund            2,253     9.2146       21,820     20,762
Growth & Income Fund                  248    10.3729        2,491      2,572
Growth Fund                           248    10.3771        2,499      2,577
*HMN Financial, Inc. Common Stock  41,307    20.0233      462,319    827,112
Participant Loans (9.25% to 10.5%)    ---        ---       11,689     11,689
-----------------------------------------------------------------------------
        Total investments                               1,075,385  1,632,915
-----------------------------------------------------------------------------

*Party-in-interest

See accompanying independent auditors' report.

                            HOME FEDERAL SAVINGS BANK
                    EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

               Item 27-d - Schedule of Reportable 5% Transactions

                 Series of Transactions (Involving One Security)
              Which Exceed 5% of Net Assets Available for Benefits

                          Year ended December 31, 1997

                                 Total            Total
                       Number    dollar    Number dollar    Total
                       of        value of  of     value     cost of   Net
Description of asset   purchases purchases sales  of sales  sales    gain
-----------------------------------------------------------------------------
S&P MidCap
  Stock Index Fund        23  131,874       34     59,048    50,998    8,050

S&P 500
  Stock Index Fund        25  140,287       33     97,998    84,016   13,982

*HMN Financial, Inc.
  Common Stock            29  154,449       23     19,842    15,328    4,514


*Party-in-interest

There were no individual transactions for the year ended December 31, 1997 that exceeded 5% of net assets available for benefits.

See accompanying independent auditors' report.

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         HOME FEDERAL SAVINGS BANK EMPLOYEES'
                          SAVINGS AND PROFIT SHARING PLAN


Date:     June 29, 1998       By:  /s/ Roger P. Weise
                                   --------------------
                                   Roger P. Weise
                         Title:    Chief Executive Officer,
                                   Home Federal Savings Bank

                                  EXHIBIT INDEX


Exhibit
Number
------

   23          Consent of KPMG Peat Marwick LLP,
               certified public accountants